jarel@goodwinlaw.com	Boston, MA 02210
Jocelyn M. Arel +1 617 570 1067 jarel@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

September 1, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance - Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Brian Cascio and Julie Sherman

Re:	eMagin Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 29, 2017
File No. 001-15751

Dear Mr.  Cascio and Ms.  Sherman:

This letter is submitted on behalf of eMagin Corporation (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016  (File No. 001-15751)  filed with the Commission on March 29, 2017 (the “Annual Report”), as set forth in your letter dated August 22, 2017 addressed to Mr. Jeffrey P. Lucas, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, the Company is concurrently filing via EDGAR an Amendment to the Annual Report (the “Amendment”), which includes changes in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-1

1.

Please amend your filing to include a report from your independent registered public accounting firm indicating that the firm conducted its audits in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the report to the “auditing” standards of

Mr. Cascio and Ms. Sherman
Division of Corporation Finance

September 1, 2017

the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 8.d. of PCAOB AS 3101.

RESPONSE:  In response to the Staff’s comment, the Company has included in the Amendment a report from the Company’s independent registered public accounting firm that it conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

* * * * *

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

Jocelyn M. Arel

cc:	Andrew G. Sculley, Chief Executive Officer, eMagin Corporation
Jeffrey P. Lucas, Chief Financial Officer, eMagin Corporation
Kristin Johnston, Goodwin Procter LLP
Tiffany Williamson, Goodwin Procter LLP